                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                PW EAGLE, INC.
                      (Name Of Subject Company (Issuer))

                               ----------------

                                PW EAGLE, INC.
                                   (OFFEROR)
   (Names Of Filing Persons (Identifying Status As Offeror, Issuer Or Other
                                   Person))

                               ----------------

                    Common Stock, Par Value $0.01 Per Share
                        (Title Of Class Of Securities)

                               ----------------

                                  69366Y 10 8
                     (Cusip Number Of Class Of Securities)

                               ----------------

                                  Dobson West
                                PW Eagle, Inc.
                      222 South Ninth Street, Suite 2880
                             Minneapolis, MN 55402
                                (612) 305-0339
          (Name, Address And Telephone Number Of Person Authorized To
        Receive Notices And Communications On Behalf Of Filing Persons)

                               ----------------

                                  Copies To:
                            Daniel A. Yarano, Esq.
                           Fredrikson & Byron, P.A.
                           1100 International Centre
                            900 Second Avenue South
                             Minneapolis, MN 55402
                                (612) 347-7149

                               ----------------

                           Calculation Of Filing Fee

            Transaction Valuation:  Amount of Filing Fee:
               $10,000,000*                $2,000

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*  Assumes purchase of 1,111,111 shares at $9.00 per share.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:
             N/A                       Filing Party: N/A
            Form or Registration No.:
             N/A                       Date Filed: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[_]Check the appropriate boxes below to designate any transactions to which the statement relates:

   [_]Third-party tender offer subject to Rule 14d-1.

   [X]Issuer tender offer subject to Rule 13e-4.

   [_]Going-private transaction subject to Rule 13e-3.

   [_]Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

   PW Eagle, Inc., a Minnesota corporation, pursuant to this Tender Offer Statement on Schedule TO, offers to purchase from each owner of PW Eagle common stock, par value $0.01 per share, up to 1,111,111 shares, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $9.00 nor less than $7.50 per share (in $0.25 increments), net to the seller in cash. PW Eagle's offer is being made upon terms and subject to the conditions specified in the Offer to Purchase dated April 3, 2001 and the accompanying Letter of Transmittal. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of
Section 13(e) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

   All information in the Offer to Purchase filed as Exhibit (a)(1)(A) is incorporated by reference in answer to all of the items in this Schedule TO except those items as to which information is specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION.

  (a)(1), (3) and (5) Not applicable.

ITEM 12. EXHIBITS.

      EXHIBIT
      NUMBER     DESCRIPTION
      -------    -----------
      (a)(1)(A)  Offer to Purchase dated April 3, 2001
      (a)(1)(B)  Letter of Transmittal
      (a)(1)(C)  Notice of Guaranteed Delivery
      (a)(1)(D)  Letter to brokers, dealers, commercial banks, trust companies and other nominees dated April 3, 2001
      (a)(1)(E)  Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated April 3, 2001
      (a)(1)(F)  Letter to shareholders from the Chairman of the Board of PW
                 Eagle dated April 3, 2001
      (a)(1)(G)  Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9
      (a)(1)(H)  Press Release dated March 1, 2001*
      (a)(1)(I)  Example of "Dutch Auction" Process
      (a)(1)(J)  Press Release dated April 3, 2001 announcing commencement of tender offer
      (a)(2)-(5) Not applicable
      (b)        Second Amended and Restated Loan and Security Agreement dated
                 September 20, 1999 by and among PW Eagle, Inc., Fleet Capital
                 Corporation, as Agent, and certain lenders. (Incorporated by reference to Exhibit 10.1 of PW Eagle Inc.'s Form 8-K dated
                 September 20, 1999)
      (d)        Not applicable
      (e)        Not applicable
      (g)        Not applicable

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*  Previously filed on Schedule TO

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2001                      PW EAGLE, INC.

                                                  /s/ WILLIAM H. SPELL
                                          By __________________________________
                                                    William H. Spell,
                                                 Chief Executive Officer

                                 EXHIBIT INDEX

      EXHIBIT
      NUMBER     DESCRIPTION
      -------    -----------
      (a)(1)(A)  Offer to Purchase dated April 3, 2001
      (a)(1)(B)  Letter of Transmittal
      (a)(1)(C)  Notice of Guaranteed Delivery
      (a)(1)(D)  Letter to brokers, dealers, commercial banks, trust companies and other nominees dated April 3, 2001
      (a)(1)(E)  Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees dated April 3, 2001
      (a)(1)(F)  Letter to shareholders from the Chairman of the Board of PW
                 Eagle dated April 3, 2001
      (a)(1)(G)  Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9
      (a)(1)(H)  Press Release dated March 1, 2001*
      (a)(1)(I)  Example of "Dutch Auction" Process
      (a)(1)(J)  Press Release dated April 3, 2001 announcing commencement of tender offer
      (a)(2)-(5) Not applicable
      (b)        Second Amended and Restated Loan and Security Agreement dated
                 September 20, 1999 by and among PW Eagle, Inc., Fleet Capital
                 Corporation, as Agent, and certain lenders. (Incorporated by reference to Exhibit 10.1 of PW Eagle Inc.'s Form 8-K dated
                 September 20, 1999)
      (d)        Not applicable
      (e)        Not applicable
      (g)        Not applicable

--------
*  Previously filed on Schedule TO